

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

Via E-mail
Sallye W. Soltner
Chief Executive Officer
First State Capital Investments, Incorporated
1514 N. 35th Street
Seattle, WA 98103

> **Re:** **Sunshine State Capital Investments, Incorporated**
> **Amendment No. 2 to Form 10-12G**
> **Filed June 25, 2012**
> **File No. 000-54643**

Dear Ms. Soltner:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Catherine T. Brown for

          Mara L. Ransom
          Assistant Director